[redacted]

A/B
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SECU 08026405 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65845

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Candlewood Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10-1/2 E. Washington Street
(No. and Street)

Cleveland	OH	44022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Vogelgesang (440) 247-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SS&G Financial Services, Inc.
(Name – *if individual, state last, first, middle name*)

32125 Solon Road	Solon	OH	44139
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2008
Washington, DC 101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Vogelgesang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Candlewood Securities LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President and Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CANDLEWOOD SECURITIES LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
(With Independent Auditors' Report)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

For the Period from January 1, 2007 to December 31, 2007

Candlewood Securities LLC
(Name of Respondent)

10 ½ E. Washington Street
Cleveland, Ohio 44022
(Address of Principal Executive Office)

Mr. William Vogelgesang
Candlewood Securities LLC
10 ½ E. Washington Street
Cleveland, Ohio 44022
(440) 247-2800
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

CANDLEWOOD SECURITIES LLC

TABLE OF CONTENTS

SS&G Financial Services
Certified Public Accountants & Advisers

Cleveland Office
32125 Solon Road
Suite 200
Cleveland, Ohio 44139
(440) 248-8787
fax (440) 248-0841
www.SSandG.com

Independent Auditors' Report

To the Members
Candlewood Securities LLC

We have audited the accompanying statements of financial condition of Candlewood Securities LLC as of December 31, 2007 and 2006, and the related statements of income (loss), changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Candlewood Securities LLC at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Providing the services that bring solutions.

SS&G Financial Services, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Cleveland, Ohio
February 5, 2008

CANDLEWOOD SECURITIES LLC

STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31,	
	2007	2006
ASSETS		
Cash	$ **25,398**	$ 20,632
Prepaid expenses and other assets	**4,679**	4,679
TOTAL ASSETS	$ **30,077**	$ 25,311
LIABILITIES AND MEMBERS' EQUITY		
TOTAL LIABILITIES	$ -	$ -
MEMBERS' EQUITY	**30,077**	25,311
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ **30,077**	$ 25,311

See accompanying notes to financial statements.

CANDLEWOOD SECURITIES LLC

STATEMENTS OF INCOME (LOSS)

	FOR THE YEARS ENDED DECEMBER 31,	
	2007	2006
REVENUES	**$ -**	$ -
OPERATING EXPENSES	**45,234**	12,349
OTHER INCOME	**35,000**	-
NET LOSS	**$ (10,234)**	$ (12,349)

See accompanying notes to financial statements.

CANDLEWOOD SECURITIES LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Balance, January 1, 2006	$	22,660
Contributions		15,000
Net Loss		(12,349)
Balance, December 31, 2006		**25,311**
Contributions		**15,000**
Net Loss		**(10,234)**
Balance, December 31, 2007	**$**	**30,077**

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31,	
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	**$ (10,234)**	$ (12,349)
Adjustments to reconcile net loss to net cash used in operations		
Decrease in prepaid expense	**-**	465
Decrease in accounts payable	**-**	(620)
NET CASH USED IN OPERATING ACTIVITIES	**(10,234)**	(12,504)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' contributions	**15,000**	15,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	**15,000**	15,000
NET INCREASE IN CASH	**4,766**	2,496
CASH, beginning of year	**20,632**	18,136
CASH, end of year	**$ 25,398**	$ 20,632

See accompanying notes to financial statements.

NOTE A - Summary of significant accounting policies

Business activity
Candlewood Securities LLC (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934.

The Company was formed on September 9, 2002, as an Ohio limited liability company; as such, its members possess limited personal liability for obligations of the Company. The Company will continue to exist perpetually unless terminated earlier by agreement of the members.

As a member of the Financial Industry Regulatory Authority (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(2)(i) of that Rule.

The Company is required to maintain a minimum net capital balance (as defined) of $5,000, pursuant to the SEC's Uniform Net Capital rule 15c3-1. The Company's net capital balance was $25,398 and $20,632 at December 31, 2007 and 2006, respectively. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was 0 to 1 at December 31, 2007 and 2006.

Basis of accounting
The Company prepares its financial statements on the accrual basis of accounting according to generally accepted accounting principles.

Income taxes
The Company, with the consent of its members, has elected to be formed as a limited liability company. The operating agreement, construed under Ohio laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - Related party

Candlewood Partners, Inc. and Candlewood Partners, LLC are related parties by common ownership. The Company has a services agreement with both related parties. A management fee of $35,000 was paid to Candlewood Partners, Inc. during the year ended December 31, 2007. There were no transactions relating to the services agreement for the year ended December 31, 2006.

SS&G Financial Services
Certified Public Accountants & Advisers

Cleveland Office
32125 Solon Road
Suite 200
Cleveland, Ohio 44139
(440) 248-8787
fax (440) 248-0841
www.SSandG.com

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Members
Candlewood Securities LLC

We have audited the accompanying financial statements of Candlewood Securities LLC as of and for the year ended December 31, 2007, and have issued our report thereon dated February 5, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SS&G Financial Services, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Cleveland, Ohio
February 5, 2008

Providing the services that bring solutions.

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2007

NET CAPITAL		
Total members' equity from statement of financial condition	$	30,077
Deductions and/or charges		
Nonallowable assets: Prepaid expense		4,679
Net capital before haircuts on security positions		25,398
Haircuts on securities		-
NET CAPITAL	$	25,398
AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of Total Aggregate Indebtedness)	$	-
Minimum dollar required net capital	$	5,000
Net capital requirement	$	5,000
EXCESS NET CAPITAL	$	20,398
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.0 to 1.0
EXCESS CAPITAL AT 1000%	$	25,398
Reconciliation with Company's computation of net capital as presented in Part II of Form X-17A-5 as of December 31, 2007:		
Net Capital as reported in Company's Part II (unaudited) FOCUS report	$	25,395
Audit adjustments - rounding		3
Net Capital as reported above	$	25,398

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2007

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of rule 15c3-3 under Section (k)(2)(i) of the rule.

SS&G Financial Services
Certified Public Accountants & Advisers

Cleveland Office
32125 Solon Road
Suite 200
Cleveland, Ohio 44139
(440) 248-8787
fax (440) 248-0841
www.SSandG.com

Supplemental Report of Independent Auditors on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Members
Candlewood Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of Candlewood Securities LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of

internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all the deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

SS&G Financial Services
Certified Public Accountants & Advisors
www.SSandG.com

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S S + G Financial Services, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Cleveland, Ohio
February 5, 2008

SS&G Financial Services
Certified Public Accountants & Advisers

SEC
Mail Processing
Section

FEB 27 2008

Washington, DC
101

February 5, 2008

Cleveland Office
32125 Solon Road
Suite 200
Cleveland, Ohio 44139
(440) 248-8787
fax (440) 248-0841
www.SSandG.com

To the Members
Candlewood Securities LLC

We have audited the financial statements of Candlewood Securities, LLC for the year ended December 31, 2007, and have issued our report thereon dated February 5, 2008. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated December 19, 2007, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in our meeting about planning matters on December 19, 2007.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by Candlewood Securities LLC are described in Note A to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2007. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

The disclosures in the financial statements are neutral, consistent, and clear. Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statements was the disclosure of related party transactions in Note B to the financial statements, which describes the management fee paid to Candlewood Partners, Inc. during the year ended December 31, 2007.

Difficulties Encountered in Performing the Audit
We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements
Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. There were no uncorrected misstatements that were other than trivial, as of and for the year ended December 31, 2007.

Disagreements with Management
For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations
We have requested certain representations from management that are included in the management representation letter dated February , 2008.

Management Consultations with Other Independent Accountants
In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues
We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

SS&G *Financial Services*
Certified Public Accountants & Advisors
www.SSandG.com

This information is intended solely for the use of the Members and management of Candlewood Securities, LLC and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

SS+G Financial Services, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

END